

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

November 15, 2016

Via E-mail
Paul E. Smithers
Chief Executive Officer
Innovative Industrial Properties, Inc.
17190 Bernardo Center Drive
San Diego, California 92128

> **Re: Innovative Industrial Properties, Inc.**
> **Amendment No. 1 Registration Statement on Form S-11**
> **Filed November 7, 2016**
> **File No. 333-214148**

Dear Mr. Smithers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2016 letter.
.

Use of Proceeds, page 43

1. We note your disclosure on page 92 where you indicate that the amounts reimbursable to IGP Advisers include $720,000 for offering costs. Please tell us whether you intend to use a portion of the net proceeds to make this reimbursement. If so, please revise your disclosure accordingly and clarify all amounts payable out of the proceeds of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2. Revise to discuss the expected impact of your Class B common stock compensation on operating results.

Adoption of New or Revised Accounting Standards, page 53

3. You had previously elected to opt out of the extended transition period for complying with new or revised accounting standards. It appears that you have revised your election to not opt out of such extended transition period. Your initial election is irrevocable. Please revise your filing or advise. Refer to Section 107(b)(3) of the JOBS Act.

Additional Background of Our Executive Chairman, page 75

4. We note your response to comment 1 of our letter dated October 31, 2016 and the revised disclosure beginning on page 75. We are unable to agree with your analysis and continue to believe that BioMed Realty may be a prior program. Please revise your disclosure in accordance with Guide 5 or tell us why such disclosure is not material. In addition, please revise your narrative to more specifically explain the return calculations and how the amounts were determined.

5. We note the statement on page 76 that you "have not independently verified the accuracy of such data and make no representation as to the accuracy of such data." As the latter part of this statement appears to disclaim your responsibility for information in the registration statement, please revise to remove this disclaimer. We do not object to the portion of the statement, if accurate, that indicates that you have not verified the accuracy of the third-party data. Please make similar revisions to your disclosure elsewhere, as applicable.

Audited Financial Statements

Innovative Industrial Properties, Inc.

Note 4. Common Stock, page F-15

6. We note your disclosure relating to your Class B common stock compensation. It appears that the fair value of the shares used to measure the stock compensation is substantially below the IPO price. Please reconcile the difference for us; in this regard, your response should explain the events or factors that support this difference.

PharmaCann LLC

Balance Sheets, page F-20

7. Please revise to disclose the origin of, and any restriction on, the $4.3 million cash held in escrow.

Statements of Cash Flows, page F-23

8. It appears that cash held in escrow and restricted cash are included in the cash balance on the Statements of Cash Flows. Please tell us how this presentation complies with paragraph 4 of ASC 230-10-45.

Note 2. Summary of Significant Accounting Policies, page F-24

9. Please tell us if interest costs have been capitalized. To the extent they have not been capitalized, please tell us how it was determined that it was unnecessary to capitalize interest costs. To the extent they have been capitalized, please revise your filing to disclose the amount of interest costs incurred and the amount thereof that have been capitalized. Please refer to paragraph 1 of ASC 835-20-50.

Note 13. Subsequent Events, page F-28

10. Please revise to disclose the amount of cash paid and amount of notes payable issued for the member interests.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Special Assistant Chief Accountant at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real
Estate and Commodities

Cc: Martin Traber, Esq.
        Foley & Lardner LLP